UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                                    878 409 101
                                 (CUSIP Number)

   M. Mahmud Awan, Ph. D.                          Paul Bork, Esq.
   TechMan International Corporation               Hinckley, Allen & Snyder
   240 Sturbridge Road                             28 State Street
   Charlton City, Massachusetts 01506              Boston, Massachusetts  02109
   (508) 248-3211                                  (617) 345-9000

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  April 3, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:            (a) /X/
                                                                  (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 115,478 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 115,478 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  115,478
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 9.0%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person:  Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:        (a) /X/
                                                              (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:    (a) /X/
                                                          (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,500 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,500 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:    (a) /X/
                                                          (b) /   /


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /X/

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1. Security and Issuance

     This Statement relates to the common stock, par value $.10 per share ("Common Stock"), of Technical Communications Corporation (the "Issuer"), whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742.

Item 2.  Identity and Background

     This statement is filed by M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr., who have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Messrs. Awan, Phalon, Bregman and Martindale are sometimes hereinafter collectively referred to as the "Purchasing Group". The information requested with respect to each of Messrs. Awan, Phalon, Bregman and Martindale is as follows:

     1.   a.   M. Mahmud Awan
          b.   240 Sturbridge Road, Charlton City, MA 01506
          c.   Chairman and Chief Executive Officer, TechMan
               International Corporation
          d.   No.
          e.   No.
          f.   USA

     2.   a.   Philip A. Phalon.
          b.   40 Salem Street, Lynnfield, MA  01940
          c.   Self-employed business consultant and private investor.
          d.   No.
          e.   No.
          f.   USA

     3.   a.   Robert B. Bregman
          b.   46 Raydon Road Ext., York, ME 03909-1625
          c.   Sales Consultant, Nissan of Exeter, NH (1997-present)
               Sales Consultant, Sears Roebuck & Co. (1995-1997)
               Retired (prior to 1995)
          d.   No.
          e.   No.
          f.   USA

     4.   a.   William C. Martindale, Jr.
          b.   200 Four Falls Corporate Center, Suite 200,
               W. Conshohocken, PA 19428-2966
          c.   CEO, Martindale Andres & Company, Inc.
          d    No.
          e.   No.
          f.   USA

Item 3.  Source and Amount of Funds of Other Consideration

     The shares of Common Stock listed in Item 5 as being purchased by Mr. Awan, Mr. Phalon, Mr. Bregman or Mr. Martindale within sixty days prior to the date of the Statement were purchased for an aggregate purchase price of $191,867, excluding brokers' commissions using cash from personal funds.

Item 4.  Purpose of the Transaction

     In February 1998, following the January 1998 filing of the Issuer's 10-K for the fiscal year ended September 27, 1997, Mr. Awan, who believes himself to be the individual holder of the largest number of shares of Common Stock, met with Mr. Phalon, a Director of the Issuer, and Mr. Roland Gerard, then a Director and Chief Executive Officer of the Issuer, to discuss the future of the Issuer and the responsibility of the current Board for certain of the business and financial problems of the Issuer. The discussions intensified in February 1998 following the termination of Mr. Gerard as Chief Executive Officer, his subsequent resignation from the Board and Mr. Phalon's advice to the Board that he would not stand for reelection as part of the incumbent slate. In March 1998, Mr. Awan and Mr. Phalon contacted Mr. Bregman and Mr. Martindale as holders of a substantial number of shares of Common Stock, to determine whether the four of them should form a group within the meaning of Section 13(d)(3) of the Exchange Act to consider the costs and benefits associated with conducting a proxy contest to replace at least a majority of the Board of Directors with nominees selected by such group. On April 3, 1998, the Purchasing Group was formed as evidenced by the execution of the Group Agreement filed herewith as Exhibit 1. The Purchasing Group has not yet determined whether or not to conduct such a contest.

     Except as set forth above, the Purchasing Group does not, at this time, have any specific plans or proposals which would result in (i) any extraordinary corporate transaction such as a merger or reorganization of the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of the assets of the Issuer or of any subsidiary, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person or (vii) the Common Stock being delisted or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     Subject to applicable laws and regulations, the members of the Purchasing Group may increase its holdings through open market purchases, or otherwise, but reserves its right to dispose of all or any portion of its Common Stock on terms and at prices determined by it. Whether the members of the Purchasing Group purchase any additional Common Stock, and the amount and timing of any such purchases, will depend on such members' continuing assessment of pertinent factors, including without limitation the following: the availability of Common Stock for purchase at acceptable price levels; the Issuer's business and prospects; other business and investment opportunities available to such members; economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of the Issuer; the availability and nature of opportunities to dispose of such members' interest; and other plans and requirements of such members. In addition, the Purchasing Group may modify its present intentions as stated in this Item 4, including determining to dispose of some or all of the Common Stock held by the members of the Purchasing Group.

Item 5.  Interest in Securities of the Issuer

     Below is a list of purchases of shares of Common Stock by the members of the Purchasing Group during the sixty (60) days immediately preceding the date of this Statement, all of which were effected through ordinary brokerage transactions in the Over-the-Counter-Market:

                                 M. Mahmud Awan

          Date                  No. of Shares           Average Price Per Share

      February 3, 1998            1,000                          5.625
      February 3, 1998            2,000                          5.625
      February 5, 1998            2,000                          5.625
      February 6, 1998            1,000                          5.625
      February 18, 1998           1,000                          5.375
      February 19, 1998           1,000                          5.625
      February 20, 1998           1,000                          5.875
      February 23, 1998           2,000                          5.875
      February 23, 1998           2,000                          5.938
      February 24, 1998           2,000                          5.938
      February 24, 1998           1,500                          5.938
      February 24, 1998           1,500                          5.938
      February 25, 1998             200                          5.875
      February 25, 1998           2,000                          5.938
      February 26, 1998             500                          5.875
      February 27, 1998           1,000                          6.125
      March 16, 1998                100                          5.625
      March 16, 1998              1,000                          5.750
      March 18, 1998              1,000                          5.875
      March 18, 1998              1,000                          5.875
      March 23, 1998              1,000                          5.750
      March 24, 1998              1,000                          6.000
      March 25, 1998              1,000                          6.000
      March 26, 1998                500                          6.250
      March 26, 1998              1,000                          6.250
      April 2, 1998               3,000                          6.875


     Mr. Awan beneficially owns 115,478 shares of Common Stock (of which 64,500 are owned by Mr. Awan individually and 50,978 are owned of record by TechMan International Corporation, which is wholly-owned by Mr. Awan); Mr. Phalon beneficially owns 2,250 shares of Common Stock; Mr. Bregman beneficially owns 2,500 shares of Common Stock (which are owned of record by Mr. Bregman's wife, Susan J. Pape, and with respect to which Mr. Bregman has voting and dispositive power); and Mr. Martindale owns 10,000 shares of Common Stock and controls the voting of an additional 67,000 shares of Common Stock (as to which he disclaims beneficial ownership). The Purchasing Group beneficially owns in the aggregate of 197,228 shares of Common Stock representing approximately 15.4% of the outstanding Common Stock of the Issuer (based on 1,283,238 shares of Common Stock outstanding as reported in the Issuer's 10-K for the year ended September 27, 1997).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The members of the Purchasing Group have executed an Agreement dated as of April 3, 1998 (the "Group Agreement"), pursuant to which they set forth their understandings regarding, among other things, the filing of a joint Statement on
Schedule 13D, the acquisition and distribution of shares of Common Stock and the sharing of expenses with respect to the formation and existence of the Purchasing Group. A copy of the Group Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

     The joint statement required by Rule 13d-1(f) for persons filing joint statements on Schedule 13D as to the Purchasing Group is filed herewith as part of Exhibit 1. The Group Agreement referred to in Item 6 among the members of the Purchasing Group is filed as Exhibit 1 hereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 3, 1998                             /s/ M. Mahmud Awan
                                                  M. Mahmud Awan



                                                  /s/ Philip A. Phalon
                                                  Philip A. Phalon



                                                  /s/ Robert B. Bregman
                                                  Robert B. Bregman



                                                  /s/ William C. Martindale, Jr.
                                                  William C. Martindale, Jr.

                                    AGREEMENT


     AGREEMENT, dated as of April 3, 1998, by and among M. Mahmud Awan ("Awan"), Philip A. Phalon ("Phalon"), Robert B. Bregman ("Bregman") and William C. Martindale, Jr. ("Martindale"). Awan, Phalon, Bregman and Martindale are referred to collectively as the "Group".

     WHEREAS, Awan, Phalon, Bregman and Martindale beneficially own shares of common stock ("Common Stock") of Technical Communications Corporation, a Massachusetts corporation (the "Issuer"); and

     WHEREAS, Awan, Phalon, Bregman and Martindale hereby constitute a "group" (the "Group") with respect to the beneficial ownership of the shares of Common Stock for purposes of Rule 13d-1 and Schedule 13D promulgated by the Securities and Exchange Commission ("SEC"); and

     WHEREAS, Awan has heretofore filed with the SEC a statement on Schedule 13D, as heretofore amended and supplemented (the "Awan 13D"), with the SEC in respect of his beneficial ownership of Common Stock of the Issuer; and

     WHEREAS, each of the parties hereto desire by this Agreement to provide, among other things, for the joint filing of a Statement on Schedule 13D with the SEC with respect to the respective interests of the members of the Group in the shares of Common Stock of the Issuer beneficially owned by them (the "Schedule 13D") which may also constitute an amendment to the Awan 13D, and all subsequent amendments thereto;

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. Joint Filing. Each of the parties hereto shall prepare a single statement containing the information required by Schedule 13D on behalf of the Group and all amendments thereto shall be filed on behalf of each party hereto.

     2. Responsibility. Each party hereto shall be responsible for the timely filing of the Schedule 13D and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent such party knows or has reason to believe that such information is inaccurate.

     3. Notices to Group. Awan and Paul Bork, Esq., shall be designated as the persons authorized to receive notices and communications on behalf of the Group with respect to the Schedule 13D and all amendments thereto.

     4. Power of Attorney. Each of Awan, Phalon, Bregman and Martindale constitutes and appoints each of M. Mahmud Awan and Philip A. Phalon, acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his or its name, place and stead, in any and all capacities, to sign any Schedule 13D and any and all amendments thereto, and other documents in connection therewith, to be filed with the SEC, granting unto said attorney-in-fact and agent all power and authority to do and perform each and every act requisite and necessary to be done, as fully as to all intents and purposes as it might or could be in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     5. Acquisition of Shares. Each party to this Agreement may in his discretion at any time buy, or acquire beneficial interest in, additional shares of Common Stock of the Issuer but shall notify each other party immediately of such acquisition, including the number of shares of Common Stock of the Issuer and the cost thereof, promptly confirming such notice in writing.

     6. Right of First Refusal.

     (a) No party shall sell, transfer or otherwise convey shares of Common Stock (or the beneficial ownership thereof) held by such party unless four (4) business days prior thereto such party (the "Offering Holder") shall have given written notice thereof (the "Offering Notice") to each other party (an "Offeree(s)") setting forth the number of shares of Common Stock to be sold, the name and address of the proposed purchaser(s), the purchase price(s) and all other terms and conditions of such proposed sale. The Offering Notice shall constitute an irrevocable offer to the Offerees to purchase all of the shares of Common Stock covered thereby (the "Offered Shares") at the price(s) and on the terms of the Offer; provided, that a party desiring to sell in the market without an identified purchaser may so specify in the Offer Notice and the price shall be deemed to be the average of the reported high and low prices of the Common Stock in the NASDAQ Over-the-Counter-Market (the "Price") on the day that the Offering Notice is given, or if no reported trades were made on that date, on the last day prior thereto in which trades were reported; provided, further, that, if any price set forth in the Offer involves any consideration other than cash, the Offerees shall have the right to substitute for such consideration an amount of cash equal to the Exchange Price on the day that the Offering Notice was given.

     (b) Each Offeree may elect to purchase, upon the terms of the Offer and at a closing as provided in paragraph (d) hereof, not more than that portion of the Offered Shares as is equal to that percentage of the shares of Common Stock of such class held by all Offerees which are held by such Offeree, by delivery to the Offering Holder and the other Offerees, within the four (4) business day period following the date the Offering Notice shall have been given, of a written notice to that effect, specifying the number of shares of Common Stock elected to be purchased. In the event that any Offeree does not elect to purchase the maximum portion of the Offered Shares permitted to be purchased, as aforesaid, then the other Offerees may elect to purchase such Offered Shares, on a basis pro rata with the respective number of shares of Common Stock of such class held by them (or upon such other basis as they shall agree) by written notice to the Offering Holder given not later than the fifth (5th) business day following the giving of the Offering Notice.

     (c) In the event that the Offerees do not collectively elect to purchase all of the Offered Shares, the Offering Holder thereafter may sell all (but not less than all) of the balance of the Offered Shares, but only to the proposed purchaser(s), except where open market sale is specified, and at no less than the proposed purchase price per Offered Share and on the other terms and conditions specified in the Offering Notice, and such sale must take place within ten (10) business days after the fifth business day following the date of the Offering Notice. Shares of Common Stock so sold to such purchaser or in the open market in compliance with this Section 6 shall thereupon be free from the rights of first refusal of this Section 6.

     (d) With respect to each purchase of Offered Shares by an Offeree under this Section 6, the closing therefor shall be held at 10 a.m. at the Offices of Hinckley, Allen & Snyder, 28 State Street, Boston, Massachusetts 02109, on the date specified in the Offering Notice (the "Closing Date"), which date shall be not later than five (5) business days after the fifth business day following the date of the Offering Notice. The purchase price for the Offered Shares shall be paid in full at the Closing Date in cash or by certified check payable to the order of the Offering Holder against delivery of the appropriate stock certificates or instruments evidencing the Offered Shares, duly endorsed or with duly executed stock powers attached thereto, as the case may be. The Offered Shares delivered at each Closing Date hereunder shall be free and clear of all liens, charges and encumbrances, and all title thereto, and all rights and privileges of ownership thereof, shall be vested immediately in the purchaser(s) thereof. The Offering Holder shall pay all transfer taxes and all requisite transfer tax stamps shall be duly affixed to the stock certificates at the time of delivery.

     7. Expenses. Each party agrees to bear such portion of the expenses of the Group, including but not limited to legal and printing expenses, in the same ratio as the respective number of shares of Common Stock beneficially owned by such party to the total number beneficially owned by the Group at the time of incurrence of such expenses.

     8. Notices and Payments. All notices and demands required or permitted under this Agreement shall be in writing and may be sent by hand or by certified or registered mail, postage prepaid, to the parties at their addresses as set forth on Exhibit A hereto. Each party may specify a different address by notifying the other parties in writing of such different address. All payments hereunder shall be made by certified or official bank check drawn against (or, if requested or permitted by the party to receive a payment, by wire transfer or other transfer of) Untied States currency immediately available. All mailed notices given as provided in this Section 8 shall be deemed to have been given or served on the date of their mailing.

     9. Binding Effect; Amendment; Supplements for New Members.

     (a) This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes any prior agreement or understanding among them relating to such subject matter. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns. This Agreement may be amended or modified or compliance with a provision hereof waived only by a written instrument executed by each of the parties.

     (b) Notwithstanding Section 9(a), at any time and from time to time one or more additional members may be added to the Group upon the execution and delivery of a written supplement to this Agreement (i) which provides that the member agrees to be bound by and comply with all provisions of this Agreement in the same manner as if such new member had executed and delivered the same and
(ii) which supplement is executed on behalf of the then existing Group by Awan. Promptly after such execution and delivery, Awan shall notify in writing all members of the Group of such supplement.

     10. Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts applicable to agreements made and to be performed entirely within such jurisdiction.

     11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument, and it shall not be necessary that each counterpart be signed by all parties so long as each party shall have executed a counterpart which has been delivered to all other parties.

     12. Termination; Survival. Any party may terminate his, her or its participation in the Group by written notice to each other party at least five
(5) business days prior to the effective date of such termination. The agreements and obligations of a party contained in Sections 6 and 7 hereof shall survive any such termination; provided, that, any termination after December 31, 1998 shall affect a concurrent termination of obligations under Section 6.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                        /s/ M. Mahmud Awan
                                        M. Mahmud Awan, individually



                                        /s/ Philip A. Phalon
                                        Philip A. Phalon, individually



                                        /s/ Robert B. Bregman
                                        Robert B. Bregman, individually



                                        /s/ William C. Martindale, Jr.
                                        William C. Martindale, Jr., individually

                                    EXHIBIT A

Name and Addresses for Notices

For:     M. Mahmud Awan, to:

         TechMan International Corporation
         240 Sturbridge Road
         Charlton City, MA  01508

         with a copy to:

         Paul Bork, Esq.
         Hinckley, Allen & Snyder
         28 State Street
         Boston, MA  02109

For:     Philip A. Phalon, to:

         Phalon Business Services, Inc.
         40 Salem Street
         Lynnfield, MA  01940

For:     Robert B. Bregman, to:

         46 Raydon Road Ext.
         York, ME 03909-1625

For:     William C. Martindale, Jr., to:

         Martindale Andres & Company, Inc.
         200 Four Falls
         Corporate Center
         West Conshohocken, PA 19428-2966